Exhibit 99.2

FORM OF PROXY

RELATING TO AN EXTRAORDINARY GENERAL MEETING

OF

AGROZ INC.

This form of proxy relates to an extraordinary general meeting (“EGM”) of Agroz Inc. (the “Company”) to be held at the office of the Company’s Cayman Islands counsel Carey Olsen at Pavilion East, Cricket Square, George Town KY1-1001, Cayman Islands on 22 May 2026 at 10:00 am Eastern Time and virtually. If you would like to attend the virtual meeting, please register in advance at https://meeting.vstocktransfer.com/AGROZMAY26. A Zoom account is required to register:

Please see notes (a) to (i) set out below for instructions on how to complete this form pf proxy.

NAME OF SHAREHOLDER: …………………………………………

I/We hereby appoint the chairman of the EGM as my/our proxy to attend and to act for me/us at the EGM and at any adjournment thereof and to vote on my/our behalf all of my/our shares in the Company in respect of the resolutions set out in the notice convening the EGM as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

Capitalised terms used but not defined herein shall have the meaning given to them in the notice convening the EGM.

	Resolution	For	Against	Abstain
1.	It is resolved as an ORDINARY RESOLUTION that the authorised share capital of the Company be amended and increased from US$11,500 divided into 100,000,000 Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, to US$102,000 divided into 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, by: (a) the re-designation of 100,000,000 Ordinary Shares of a par value of US$0.0001 each as Class A Ordinary Shares of a par value of US$0.0001 each, (b) the creation of 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (c) the creation of 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, each with the rights and subject to the restrictions set out in the Amended Articles (as defined below);

	Resolution	For	Against	Abstain
2.	It is resolved as a SPECIAL RESOLUTION that the amended and restated memorandum and articles of association of the Company be amended and restated in their entirety and be replaced by the form of second amended and restated memorandum and articles of association, as attached to the notice convening the EGM (the “Amended Articles”).
3.	It is resolved as a SPECIAL RESOLUTION that the Company effectuate a reverse share split of its Class A and Class B Ordinary Shares, par value US$0.0001 per share, in a ratio of any whole number in the range of 2-to-1 up to 20-to-1 with such ratio to be determined in the discretion of the Directors (the “Consolidation”), effective upon the Directors determining the ratio and resolving to approve the Consolidation.
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It is resolved as an ORDINARY RESOLUTION that:

a)   any of the appropriate directors and officers of the Company be, and each of them hereby is, authorized: (i) to prepare, execute, deliver and perform, as the case may be, such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings; (ii) to pay or cause to be paid on behalf of the Company any related costs and expenses; and (iii) to take such other actions, in the name and on behalf of the Company, as each such officer, in his discretion, shall deem necessary or advisable to complete and effect the foregoing resolutions or to carry out the intent and purposes of the foregoing resolutions, the preparation, execution, delivery and performance of any such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, the payment of any such costs or expenses and the performance of any such other acts shall be conclusive evidence of the approval of the Company thereof and all matters relating thereto; and

b)   all actions heretofore taken by the directors and officers of the Company with respect to the foregoing resolutions and all other matters contemplated by the foregoing resolutions are hereby approved, adopted, ratified and confirmed

Please cross (“x”) or tick the appropriate box to indicate how you wish your vote in respect of the resolution(s) to be cast (see note (c) below)

Signed for and on behalf of the Shareholder:

Signature:	…………………………………………
Dated:	………………………………………

NOTES

a.	Full name(s) to be inserted in BLOCK CAPITALS.

b.	Each shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy (who need not also be a shareholder of the Company) to attend, participate in and speak and vote in place of that shareholder at the extraordinary general meeting, and at any adjournment thereafter. If you wish to appoint some person(s) other than the chairman of the EGM as your proxy, please delete the words “the chairman of the EGM” and insert the name of the person to be appointed as proxy. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the EGM and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so. The proxy is also revocable at any time.

c.	If you wish to vote for the resolution set out above, please cross (“✗”) or tick the box marked “For”. If you wish to vote against the resolution, please cross (“✗”) or tick the box marked “Against”. If you wish to abstain from voting on the resolution, please cross (“✗”) or tick the box marked “Abstain”. If this form is returned duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his/her discretion in respect of the resolution. A proxy will also be entitled to vote at his/her discretion on any resolution properly put to the EGM other than that set out in the notice convening the EGM.

d.	In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the EGM, whether in person or by proxy, that one of the joint holders whose name stands first on the register of members of the Company in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

e.	This form of proxy must be signed by a shareholder of the Company, or his/her attorney duly authorised in writing, or if the shareholder is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

f.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be sent to [ ] before the time for the holding of the EGM or any adjournment hereof or complete the proxy card at [ ]

g.	Any alteration made to this form of proxy should be initialled by the person who signs it.

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